Exhibit 10.1

FIRST AMENDMENT TO AGREEMENT

This FIRST AMENDMENT TO AGREEMENT (this "Amendment"), dated as of March 25, 2009 (the "Effective Date"), is made by and among ExpressJet Holdings, Inc., a Delaware corporation (the "Company"), and Hayman Investments, L.L.C. ("Hayman Investments"), Hayman Advisors, L.P. ("Hayman Advisors"), Hayman Capital Master Fund, L.P. ("Hayman Master Fund"), and J. Kyle Bass ("Bass") (each of Hayman Investments, Hayman Advisors, Hayman Master Fund, and Bass a "Hayman Party" and collectively, the "Hayman Parties").

WHEREAS, the Company and the Hayman Parties made and entered into that certain Agreement (the "Agreement") dated effective as of March 17, 2008 relating to the future composition of the Board of Directors of the Company and the resolution of a potential proxy contest for the election of directors at the Company's 2008 Annual Meeting of Stockholders;

WHEREAS, the Hayman Parties believe that it is in the shareholders' best interest that the size of the Company's Board of Directors be significantly decreased to reduce costs, and, consistent with this belief, current director, Andrew Jent, has stated his intention not to be nominated or stand for reelection to the Board at next annual meeting of shareholders; and

WHEREAS, the Company and the Hayman Parties now desire to amend the Agreement in certain respects.

NOW, THEREFORE, for and in consideration of the premises and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged and confessed, the Company and the Hayman Parties agree as follows:

1.   Amendment to Section 2.1(c). Section 2.1(c) of the Agreement is hereby deleted in its entirety and replaced with the following: "*Intentionally deleted.*"

2.   Amendment to Section 2.1(e). Section 2.1(e) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(e)   *Replacement of Nominee.* If the Hayman Nominee is removed, resigns or is otherwise unable to serve as a director of the Company, either before or after his appointment pursuant to subsections (a) or (b) above, the Hayman Parties shall not be entitled to nominate a new nominee. If the Additional Hayman Nominee is removed, resigns or is otherwise unable to serve as a director of the Company, either before or after his appointment pursuant to subsections (a) or (b) above, the Hayman Parties shall be entitled to nominate a new nominee, which nominee will be chosen with the agreement of the Nominating and Corporate Governance Committee of the Board, not to be unreasonably withheld or delayed (such nominee shall then also be considered an Additional Hayman Nominee), and the Board shall promptly appoint such nominee to the Board (and, to the extent permitted by the NYSE listing standards and any other applicable law, any committees thereof on which his or her predecessor served) to fill the appropriate vacancy and to serve the remainder of the term of the nominee being replaced."

3.   Amendment to Section 2.2(c) Section 2.2(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(c) *Voting of Hayman Party Shares*. In reliance on the promises made in Section 2.1, the Hayman Parties (i) at the 2008 Annual Meeting, will cause all shares of Common Stock beneficially owned by them and their respective Affiliates as to which they are entitled to vote to be voted (A) in favor of the election of each of the candidates nominated by the Board, (B) on all other proposals of the Board and any proposals by other stockholders of the Company not covered by clause (C) below, as the Hayman Parties determine is appropriate, and (C) in accordance with the recommendation of the Board on any proposals of any other stockholder of the Company who is also proposing one or more nominees for election as director in opposition to the nominees of the Board at the 2008 Annual Meeting and (ii) at the 2009 Annual Meeting, will cause all shares of Common Stock beneficially owned by them and their respective Affiliates as to which they are entitled to vote to be voted in favor of the election of each of the candidates nominated by the Board; provided that the Additional Hayman Nominee, if requested by the Hayman Parties, has been appointed to the Board."

4.   Amendment to Section 2.2(d) Section 2.2(d) of the Agreement is hereby in its entirety and replaced with the following:

"(d) *Hayman Party Actions*. In connection with both the 2008 Annual Meeting and 2009 Annual Meeting (and with respect to the 2009 Annual Meeting, provided that the Additional Hayman Nominee, if requested by the Hayman Parties, has been appointed to the Board), none of the Hayman Parties, nor any of their respective Affiliates, will"

5.   Effect of Amendment. Except as expressly amended hereby, all other terms and provisions of the Agreement remain unchanged and continue to be in full force and effect. If there are any conflicts between the terms of the Agreement and the terms of this Amendment, the terms of this Amendment shall control.

6.   Capitalized Terms. Any capitalized terms used herein shall have the meaning assigned to such terms in the Agreement.

7   Multiple Counterparts.   This Amendment may be executed in multiple counterparts and via facsimile, each such counterpart and facsimile to be deemed an original, and taken together, shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this Amendment as of the Effective Date.

ExpressJet Holdings, Inc.

By: /s/ James B. Ream
Name: James B. Ream
Title: President and Chief Executive Officer

/s/ J. Kyle Bass
J. Kyle Bass

Hayman Investments, L.L.C.
By: /s/ J. Kyle Bass
       J. Kyle Bass, Managing Member

Hayman Advisors, L.P.
By: By: Hayman Investments, L.L.C., its General Partner

By: /s/ J. Kyle Bass
       J. Kyle Bass, Managing Member

Hayman Capital Master Fund, L.P.
By: Hayman Investments, L.L.C., its General Partner

By: /s/ J. Kyle Bass
       J. Kyle Bass, Managing Member